Exhibit 99.1

Jeffs’ Brands Revenue for 2023 Ramps up to Over $10 Million Boosted by Strategic Acquisition of Fort

Revenue for 2023 increased by 71% compared to the 2022 revenue

TEL AVIV, Israel, April 01, 2024 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, reported today its financial results for the year ended December 31, 2023.

2023 Fiscal Year Financial Overview:

Revenue Growth: Jeffs’ Brands reported a substantial increase in revenues, achieving $10,008 thousand in 2023, a remarkable growth of 71% from $5,859 thousand in 2022. This growth is largely attributed to the strategic acquisition of Fort Product Ltd. (“Fort”), in March 2023 and an expanded product lineup, particularly in the pest control.

Gross Profit: The company realized a gross profit of $976 thousand for the fiscal year 2023, compared to $799 thousand in 2022, marking a 22% year-over-year increase.

Streamlined Expenditures: Reflecting strategic cost management initiatives, sales and marketing expenses were optimized to $833 thousand in 2023, down from $1,198 thousand in the preceding year.

Operating Loss: Jeffs’ Brands experienced an operating loss of $5,089 thousand in 2023, compared to a loss of $4,512 thousand in 2022.

Liquidity: As of December 31, 2023, the Company had approximately $535 thousand in cash and cash equivalents. Additionally, in January 2024, Jeffs’ Brands executed a Private Investment in Public Equity (PIPE) transaction, raising $7.275 million.

The net cash used in operating activities amounted to $2,668 thousand in 2023, showcasing a focused approach toward bolstering the company’s operational capabilities and market reach. Notably, net cash used in investing activities was $4,814 thousand for the year, reflecting the company’s commitment to strategic acquisitions such as Fort and investments in growth initiatives.

Strategic Initiatives and Corporate Developments:

Diversified Market Entry through Strategic Acquisitions:

Jeffs’ Brands has vigorously expanded its market footprint through key acquisitions, diversifying its portfolio into new, high-demand sectors.

Pioneering the Pest Control Sector with Fort Acquisition: In a strategic move to dominate the pest control market, Jeffs’ Brands acquired Fort in March 2023. This acquisition allowing the company to leverage Fort’s established brand recognition and product efficacy to capture significant market share.

Since the acquisition, Jeffs’ Brands has expanded Fort’s growth by entering new territories such as France, Italy, the Netherlands and Spain, establishing a dedicated manufacturing line in China, and introducing its pest control products to the agricultural market.

Fort now offers over 120 different pest control and related products, catering to both consumers and institutions.

Innovative Financing Mechanisms

Jeffs’ Brands has implemented innovative financing mechanisms to bolster its financial resilience and fuel ongoing and future expansion strategies.

●	Successful PIPE Transaction: In January 2024, Jeffs’ Brands executed a Private Investment in Public Equity (PIPE) transaction. This strategic financial move successfully raised $7.275 million, ensuring ample resources for continued growth and operational scaling. The PIPE transaction emphasizes investor confidence in Jeffs’ Brands’ vision and strategic direction, enhancing its liquidity and financial stability.

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the exclusive offer and sale by Fort of the Products on the global Amazon Marketplace and as a wholesaler.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:
Michal Efraty
Adi and Michal PR- IR
michal@efraty.com

JEFFS’ BRANDS LTD
CONSOLIDATED BALANCE SHEETS
(in thousand, except share and per share data)

		December 31
	Note	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		535	8,137
Restricted deposit		17	-
Trade receivables		629	327
Other receivables		597	779
Inventory		2,386	1,791
Total current assets		4,164	11,034
NON-CURRENT ASSETS:

Property and equipment, net		59	41
Investment accounted for using the equity method		1,940	-
Investment at fair value		67	-
Intangible assets, net		5,714	4,452
Deferred taxes		168	110
Operating lease right-of-use assets		127	138
Total non-current assets		8,075	4,741
TOTAL ASSETS		12,239	15,775

LIABILITIES AND EQUITY CURRENT LIABILITIES:

Trade payables		709	131
Other payables		1,533	391
Related party payables		66	32
Short-term loans		-	86
Total current liabilities		2,308	640
NON-CURRENT LIABILITIES:
Derivative liabilities		1,375	2,216
Operating lease liabilities		45	98
Total non-current liabilities		1,420	2,314
TOTAL LIABILITIES		3,728	2,954

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value per share – Authorized: 43,567,567 shares as of December 31, 2023, and December 31, 2022; Issued and outstanding: 1,215,512 shares as of December 31, 2023; 1,153,461 shares as of December 31, 2022(*)		-	-
Additional paid-in-capital		16,787	16,499
Accumulated deficit		(8,276)	(3,678)
TOTAL SHAREHOLDERS’ EQUITY		8,511	12,821
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,239	15,775

JEFFS’ BRANDS LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousand, except share and per share data)

	Year ended December 31
	2023	2022	2021
Revenues	10,008	5,859	6,509
Cost of sales	9,032	5,060	4,560

Gross profit	976	799	1,949

Operating expenses:

Sales and marketing	833	1,198	1,314
General and administrative	4,262	4,113	1,480
Equity losses	1,249	-	-
Impairment loss of intangible asset	-	-	87
Other income	(279)	-	-

Operating loss	(5,089)	(4,512)	(932)

Financial (income) expenses, net	(523)	(2,305)	629

Loss before taxes	(4,566)	(2,207)	(1,561)

Tax (benefit) expense	32	(6)	(21)

Net loss	(4,598)	(2,201)	(1,540)

Basic and diluted net loss attributable to shareholders per ordinary share	(3.88)	(*)(3.32)	(*)(3.73)

Weighted-average ordinary shares used in computing net loss per share, basic and diluted	1,184,484	(*)663,411	(*)413,192

(*)	Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share split effected in November 2023.

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